Filed Pursuant to Rule 433
Registration No. 333-136432
March 4, 2009

PRICING TERM SHEET

Underwriting Agreement dated March 4, 2009
Series R Notes
Issuer:	Appalachian Power Company
Security:	7.95% Senior Notes, Series R, due 2020
Principal Amount:	$350,000,000
Maturity:	January 15, 2020
Coupon:	7.95%
Interest Payment Dates:	January 15 and July 15 of each year
First Interest Payment Date:	July 15, 2009
Treasury Benchmark:	2.75% due February 15, 2019
Treasury Price:	97-23+
Treasury Yield:	3.015%
Reoffer Spread:	T+500 basis points
Yield to Maturity:	8.015%
Price to Public:	99.551%
Redemption Terms:
Make-whole call:	At any time at a discount rate of the Treasury Rate plus 50 basis points
Joint Book-Running Managers:	Goldman, Sachs & Co. Greenwich Capital Markets, Inc. Wachovia Capital Markets, LLC
Settlement Date:	March 9, 2009 (T+3)
CUSIP:	037735CP0
Ratings:	Baa2 (stable outlook) by Moody’s Investors Service, Inc. BBB (stable outlook) by Standard & Poor’s Ratings Services BBB+ (negative outlook) by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, Greenwich Capital Markets, Inc. toll free at 1-866-884-2071, or Wachovia Capital Markets, LLC toll free at 1-800-326-5897.